EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Delta Financial Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-15835 and 33-88290) on Form S-8 of Delta Financial Corporation and subsidiaries ( Delta Financial Corporation ) of our report dated March 30, 2005, with respect to the consolidated balance sheets of Delta Financial Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 10-K of Delta Financial Corporation.

/s/ KPMG LLP

New York, New York

March 30, 2005